Wirewing (Delaware) Inc.

Product Development

1-A/A

June 4th, 200

*

04031676

JUN -4 2004

1086

PROCESSED

JUN 07 2004

THOMSON FINANCIAL

John D. Reynolds
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re: *Wirewing Inc.
Form 1-A filed May 24th, 2004
File no. 24-10091
Amendment 1

Dear Mr. Reynolds,

Thank you for your letter of May 24th, 2004.

We have amended the facing page of our Form 1-A to include the following:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

A copy of this facing page, as amended, is attached.

We are currently expanding and upgrading our communication lines and are temporarily using the the personal fax line of our Director, Mr. Jan Cloetta - (514) 693-5384.

We do have questions; and, as you suggested we will phone next week to the number you enclosed.

We look forward to working with you also, and I'd like to thank your staff for the answers and encouragement we've received over the last year.

Sincerely,

Robert L. Cole

2979 Barley Mill Road, Yorklyn, Delaware, USA, 19736
Mailing Address
4349 Beaconsfield Avenue, Montreal, Quebec, Canada, H4A 2H5
Tel (514) 999-0882
rlcole@wirewing.com

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HERE UNDER ARE EXEMPT FROM REGISTRATION.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.